FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 7, 2006

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

ABN AMRO HOLDING N.V.

INDEX

Item
1.	ABN AMRO reports pro-forma 2005 results under new structure 7 April, 2006.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date: April 7, 2006	By:	/s/ M.B.G.M. Oostendorp

		Name:	M.B.G.M. Oostendorp
		Title:	Head of Group Finance

	By:	/s/ H.W. Nagtglas Versteeg

		Name:	H.W. Nagtglas Versteeg
		Title:	Company Secretary

Cautionary Statement regarding Forward-Looking Statements

This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO. Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, without limitation, the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; and other risks referenced in our filings with the U.S. Securities and Exchange Commission. For more information on these and other factors, please refer to our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the U.S. Securities and Exchange Commission. The forward-looking statements contained in this announcement are made as of the date hereof, and we assume no obligation to update any of the forward-looking statements contained in this announcement.

Further information can be obtained from: Press Relations: +31 20 6288900 Investor Relations: +31 20 6287835 This press release is also available on the internet: www.abnamro.com

IR / Press Release

Amsterdam, 7 April 2006

ABN AMRO reports pro-forma 2005 results under new structure

ABN AMRO today presents its pro-forma results for 2005 which reflect the changes to its organisational structure that were announced in October 2005 and which became effective on 1 January 2006. The results have been prepared to facilitate comparison of the quarterly performance of the bank in 2006 with that of 2005. They do not replace the official full-year results that were published on 31 January 2006.

On 26 April 2006 ABN AMRO will publish its first-quarter results for 2006 under the new structure.

Hugh Scott-Barrett, Chief Financial Officer, will host a conference call for analysts and investors today at 15.00 hrs CET (14.00 hrs GMT) to elaborate on the pro-forma 2005 results. Details can be found on www.abnamro.com/com/ir/events.jsp.

ABN AMRO’s new structure from 1 January 2006

The new structure is designed to align the organisation with the Group’s mid-market strategy and to open up its network offering and product suite to all its clients in order to accelerate organic growth.

Business Unit (BU) Overview:

The new structure comprises:

Seven client BUs:

Five regional client BUs: the Netherlands, Europe, North America, Latin America, Asia Two global client BUs: Private Clients, Global Clients

Three product BUs

Product BUs: Global Markets, Transaction Banking, Asset Management

Services creates value across the group by focussing on improving service quality, increasing efficiency, optimising operational risk and increasing agility.

Group Functions provides guidance on ABN AMRO’s corporate strategy and supports the implementation of the strategy according to our Managing for Value methodology and our Corporate Values and Business Principles.

The cross-BU segments (Consumer and Commercial) that were previously introduced continue to exist in addition to the BUs. These cross-BU segments ensure alignment between the product, client and services organisations, for example by exchanging best practices and winning formulas across the Group.

In the new structure, the former Wholesale Clients Strategic Business Unit (SBU) has been unbundled and integrated into the BU Global Clients, the regional client BUs and product BUs in order to make these services available to all our clients. The BU Global Clients will focus on a select group of multinational companies that need to be served on a global basis. The commercial clients have been integrated into the five regional client BUs, while the former WCS products fall under the product BU Global Markets.

External reporting structure from 2006

As a result of the changes in the structure of the bank, ABN AMRO will publish its results along the business lines as detailed below:

-       BU Netherlands (including Bouwfonds mortgages)

-       BU Europe (including Banca Antonveneta)

-       BU North America

-       BU Latin America

-       BU Asia

-       BU Private Clients

-       BU Global Clients

-       BU Asset Management

-       BU Private Equity

-       Group Functions, including Group Services

The BU Netherlands will include the mortgage related activities of Bouwfonds. As stated in December 2005, ABN AMRO will divest the non-mortgage activities of Bouwfonds in the course of 2006. For the pro-forma 2005 results, the non-mortgage activities of Bouwfonds have been reported separately.

The BU Europe will consolidate the results of Banca Antonveneta as from the first quarter of 2006 following the acquisition of a majority stake on 2 January 2006. The results of Banca Antonveneta will also be reported separately which will make it possible to track progress. For the pro-forma 2005 results, our stake at the end of 2005 of 29.91% in Banca Antonveneta has been reported under Group Functions as before, similar to our stakes in Capitalia and K&H Bank.

In the new structure the Wholesale Clients SBU has been unbundled and integrated in the BU Global Clients and BU Global Markets, while its commercial clients have been transferred to the regions. The client driven revenues of the BU Global Markets will be reported in the regional client BUs or the BU Global Clients. The proprietary trading income and the futures business of the BU Global Markets will be reported in Group Functions.

ABN AMRO will provide financial information on the BU Global Markets on a quarterly basis which will make it possible to track progress against previously communicated targets. The financial information provided with the first and third quarter results will be limited to the efficiency ratio, whereas the updates provided with the half year and full year results will include an income statement. ABN AMRO will also provide financial information on the Consumer and Commercial segments on a bi-annual basis and Transaction Banking on an annual basis.

2005 pro-forma results

The pro-forma results reflect the reconstructed 2005 results of the new BUs assuming the new reporting structure had been in place during 2005. In order to determine the results presented, the former Wholesale Clients SBU results have been split into those of the regional client BUs, Global Client BU and Group Functions, consistently applying relevant allocation keys for revenues and expenses. Revenues are attributed to the Global Clients BU on the basis of a defined name-by-name list of Global Clients. The costs of Global Clients include the directly attributable costs of the BU and the allocated costs of the products sold to the Global Clients. The product costs are allocated on the basis of defined cost drivers as applied for management information purposes. Group Functions results include the results of a defined set of products, for which the product costs are allocated on the basis of defined cost drivers. The regional BU results include the results on our Commercial Clients in the respective regions and on Global Markets products other than the results from proprietary trading and futures which are included in Group Functions. The revenue is attributed to those regions where the transactions were performed and the costs allocated on the basis of defined cost drivers. The numbers presented may contain rounding differences. The pro-forma results are exclusive of the effect of a line-by-line consolidation in the income statement of the Private Equity holdings that are consolidated under IFRS.

Group

Group Total (EUR mln)			Regions

Full Year 2005	NL incl Bouwfonds Mortgage	NL Bouwfonds non Mortgage	Europe	NA	LA	Asia	Global Clients	Private Clients	Asset Mngt	GF/GS	PE	Total Bank

Operating income	4,629	505	1,109	3,897	3,064	1,235	2,348	1,297	712	650	381	19,827
Operating expenses	3,282	287	1,208	2,594	1,848	914	1,765	915	501	74	129	13,517
Operating result	1,348	218	(99)	1,303	1,216	321	583	382	211	576	252	6,310
Provision for loan losses	286	13	(35)	(87)	348	27	(50)	16	0	96	34	648
Operating result before taxes	1,062	205	(64)	1,389	868	294	633	366	211	480	218	5,662
Taxes	323	69	40	303	265	90	80	87	39	(33)	(45)	1,218

Profit for the period	739	136	(104)	1,086	603	204	553	279	171	513	263	4,443

Efficiency Ratio	70.9%	56.8%	108.9%	66.6%	60.3%	74.0%	75.2%	70.6%	70.4%		33.9%	68.2%

RWA	65.8	12.9	28.1	74.2	18.7	11.9	26.2	9.4	0.8	7.1	2.7	257.9

BU Netherlands (BU NL)

FY 2005 (mln EUR)	former BU NL	WCS NL	BF Mortgage	Other	new BU NL
Operating income	3,684	582	366	(3)	4,629
Operating expenses	2,675	513	94	0	3,282
Operating result	1,009	69	272	(2)	1,348
Provisioning	277	(5)	13	1	286
Operating result before taxes	732	74	259	(4)	1,061
Taxes	223	22	80	(2)	323
Net operating profit	509	52	179	(1)	739

Efficiency ratio	72.6%	88.1%	25.7%		70.9%
RWA (bln)	47.3	5.1	13.0	0.4	65.8

The BU Netherlands includes the results from the former Consumer & Commercial Client (C&CC) BU Netherlands, the Dutch commercial clients from former WCS and the mortgage activities from Bouwfonds.

Bouwfonds non-mortgage activities

FY 2005 (mln EUR)
Operating income	505
Operating expenses	287
Operating result	218
Provisioning	13
Operating result before taxes	205
Taxes	69
Net operating profit	136

Efficiency ratio	56.8%
RWA (bln)	12.9

BU Europe

FY 2005 (mln EUR)	WCS Europe	Other	new BU Europe
Operating income	1,073	36	1,109
Operating expenses	1,164	44	1,208
Operating result	(91)	(8)	(99)
Provisioning	(37)	2	(35)
Operating result before taxes	(54)	(10)	(64)
Taxes	42	(2)	40
Net operating profit	(96)	(8)	(104)

Efficiency ratio	108.5%		108.9%
RWA (bln)	27.7	0.4	28.1

The BU Europe results include the European (excluding Dutch) commercial clients from the former WCS business. The former C&CC activities in Europe, which were previously reported under the BU New Growth Markets (NGM), are included in ‘other’.

The reported results of the BU Europe reflect the fact that a significant part of the WCS business has been transferred to the BU Europe and that this part was a high efficiency ratio business. Management of the BU Europe, in cooperation with the management teams of Global Markets, Transaction Banking and Services will focus on improving the financial performance of the business in 2006. Further details on the initiatives planned to improve the infrastructural efficiency, including any investments associated with those initiatives, will be given with the first quarter results.

BU North America (BU NA)

FY 2005 (mln EUR)	former BU NA	WCS NA	Other	new BU NA
Operating income	3,483	421	(7)	3,897
Operating expenses	2,236	364	(6)	2,594
Operating result	1,247	57	(1)	1,303
Provisioning	21	(108)	0	(87)
Operating result before taxes	1,226	164	0	1,390
Taxes	355	(52)	0	303
Net operating profit	871	216	0	1,086

Efficiency ratio	64.2%	86.5%		66.6%
RWA (bln)	66.7	7.5	0	74.2

The results from the BU North America include the results from the former C&CC BU North America and the commercial clients from the former WCS business.

BU Latin America (BU LA)

FY 2005 (mln EUR)	former BU Brazil	WCS LA	new BU LA
Operating income	2,975	88	3,064
Operating expenses	1,730	118	1,848
Operating result	1,245	(30)	1,216
Provisioning	363	(15)	348
Operating result before taxes	882	(15)	868
Taxes	238	26	265
Net operating profit	644	(41)	603

Efficiency ratio	58.2%	134.1%	60.3%
RWA (bln)	14.8	4.0	18.7

The results from the BU Latin America include the results from the former C&CC BU Brazil and the commercial clients from the former WCS business.

BU Asia

FY 2005 (mln EUR)	NGM Asia	WCS Asia	new BU Asia
Operating income	605	630	1,235
Operating expenses	308	606	914
Operating result	297	24	321
Provisioning	54	(27)	27
Operating result before taxes	243	51	294
Taxes	46	44	90
Net operating profit	196	8	204

Efficiency ratio	50.9%	96.2%	74.0%
RWA (bln)	3.9	8.0	11.9

The BU Asia includes the results from the Asian activities of both the former C&CC BU NGM and the commercial clients of the former WCS business.

BU Private Clients (BU PC)

FY 2005 (mln EUR)	former BU PC	Other	new BU PC
Operating income	1,225	72	1,297
Operating expenses	891	24	915
Operating result	334	48	382
Provisioning	6	10	16
Operating result before taxes	328	38	366
Taxes	73	14	87
Net operating profit	255	24	279

Efficiency ratio	72.7%	33.3%	70.6%
RWA (bln)	7.3	2.1	9.4

BU Global Clients (BU GC)

FY 2005 (mln EUR)	former WCS	transfer KEB	BU GC
Operating income	2,279	69	2,348
Operating expenses	1,764	1	1,765
Operating result	515	68	583
Provisioning	(50)	0	(50)
Operating result before taxes	565	68	633
Taxes	80	0	80
Net operating profit	485	68	553

Efficiency ratio	77.4%		75.2%
RWA (bln)	25.8	0.3	26.2

As of 1 January 2006 our shareholding in Korean Exchange Bank (KEB) has been transferred from the BU Private Equity to the BU Global Clients. In the pro-forma 2005 results we have already included KEB in the BU Global Clients.

BU Asset Management (BU AM)

The results of the BU Asset Management are not affected by the change to the new structure.

Group Functions (GF) incl Group Services (GS)

FY 2005 (mln EUR)	former BU GF/GS	former WCS	Other	new BU GF/GS
Operating income	379	268	3	650
Operating expenses	(95)	170	(1)	74
Operating result	474	98	4	576
Provisioning	95	1	0	96
Operating result before taxes	379	97	4	480
Taxes	(50)	16	1	(33)
Net operating profit	429	82	3	513

RWA (bln)	8.6	(1.1)	(0.4)	7.1

Under the new structure the results from proprietary trading and futures (Global Markets revenues that can not be allocated to the regions as they are not related to clients) are included in Group Functions. In the pro-forma 2005 numbers Group Functions also includes the stakes in Banca Antonveneta, Capitalia, and K&H Bank.

BU Private Equity (BU PE)

FY 2005 (mln EUR)	former BU PE	transfer KEB	new BU PE
Operating income	450	69	381
Operating expenses	130	1	129
Operating result	320	68	252
Provisioning	34	0	34
Operating result before taxes	286	68	218
Taxes	(45)	0	(45)
Net operating profit	331	68	263

Efficiency ratio	28.9%		33.9%
RWA (bln)	3.0	0.3	2.7

As of 1 January 2006 ABN AMRO’s shareholding in Korean Exchange Bank (KEB) has been transferred from the BU Private Equity to the BU Global Clients. In the pro-forma results we have already included KEB in the BU Global Clients.

Global Markets

FY 2005 (mln EUR)
Operating income	3,294
Operating expenses	2,994
Operating result	301
Provisioning	(15)
Operating result before taxes	316
Taxes	15
Net operating profit	301

Efficiency ratio	90.9%

The efficiency ratio of Global Markets at the end of 2005 was 90.9% . We will provide quarterly updates on Global Markets (as of the first quarter results of 2006). The commitments set at the Investor Day are an improvement in efficiency ratio of 5% points in 2006 and an efficiency ratio of below 80% by the end of 2008.

Appendix 1a

2005 quarterly breakdown per BU

Group Total (EUR mln)			Regions

Q-1 2005	NL incl Bouwfonds Mortgage	NL Bouwfonds non Mortgage	Europe	NA	LA	Asia	Global Clients	Private Clients	Asset Mngt	GF/GS	PE	Total Bank

Operating income	1,135	125	226	887	543	259	505	303	157	188	123	4,451
Operating expenses	788	66	240	587	357	199	444	206	114	77	17	3,096
Operating result	347	59	(14)	300	187	60	60	96	43	111	106	1,356
Provision for loan losses	69	0	(5)	(40)	63	4	(5)	(1)	0	12	2	99
Operating result before taxes	278	59	(9)	340	124	56	65	97	43	99	104	1,257
Taxes	87	20	9	88	49	31	6	27	12	12	(6)	335

Profit for the period	191	39	(18)	253	75	25	59	70	31	86	110	921

Efficiency Ratio	69.4%	52.8%	106.2%	66.2%	65.7%	76.8%	87.9%	68.0%	72.6%		13.8%	69.6%

Group Total (EUR mln)			Regions

Q-2 2005	NL incl Bouwfonds Mortgage	NL Bouwfonds non Mortgage	Europe	NA	LA	Asia	Global Clients	Private Clients	Asset Mngt	GF/GS	PE	Total Bank

Operating income	1,125	118	334	878	672	298	555	312	182	259	98	4,830
Operating expenses	844	74	319	612	428	240	399	215	124	118	32	3,406
Operating result	281	44	15	266	244	57	156	97	58	141	66	1,425
Provision for loan losses	67	(1)	(17)	15	75	(4)	(38)	3	0	(37)	0	63
Operating result before taxes	214	45	32	251	169	61	194	94	58	178	66	1,362
Taxes	61	14	4	33	113	26	40	27	8	53	(12)	369

Profit for the period	153	31	28	218	56	36	153	67	50	124	78	993

Efficiency Ratio	75.0%	62.7%	95.5%	69.7%	63.7%	80.5%	71.9%	68.9%	68.1%		32.7%	70.5%

Appendix 1b

Group Total (EUR mln)			Regions

Q-3 2005	NL incl Bouwfonds Mortgage	NL Bouwfonds non Mortgage	Europe	NA	LA	Asia	Global Clients	Private Clients	Asset Mngt	GF/GS	PE	Total Bank

Operating income	1,237	123	247	1,024	989	352	544	341	186	215	49	5,308
Operating expenses	830	69	322	590	477	216	476	264	122	80	41	3,488
Operating result	407	54	(75)	434	511	136	68	77	64	135	8	1,820
Provision for loan losses	72	7	26	(46)	86	9	(14)	13	0	31	16	199
Operating result before taxes	335	47	(101)	481	425	128	82	64	64	104	(8)	1,621
Taxes	100	19	(8)	140	95	13	24	6	10	16	(3)	412

Profit for the period	235	28	(93)	341	331	115	58	57	54	88	(5)	1,208

Efficiency Ratio	67.1%	56.1%	130.4%	57.6%	48.2%	61.4%	87.5%	77.4%	65.6%		83.7%	65.7%

Group Total (EUR mln)			Regions

Q-4 2005	NL incl Bouwfonds Mortgage	NL Bouwfonds non Mortgage	Europe	NA	LA	Asia	Global Clients	Private Clients	Asset Mngt	GF/GS	PE	Total Bank

Operating income	1,132	138	301	1,107	860	326	745	342	187	(12)	112	5,238
Operating expenses	819	78	326	805	586	259	446	229	141	(201)	39	3,527
Operating result	313	60	(25)	302	274	68	298	113	46	189	73	1,711
Provision for loan losses	78	6	(38)	(15)	124	18	7	1	0	90	16	288
Operating result before taxes	235	54	13	317	150	49	291	111	46	99	57	1,423
Taxes	75	16	34	43	9	20	10	27	9	(115)	(25)	101

Profit for the period	160	38	(21)	274	142	29	282	84	37	214	82	1,322

Efficiency Ratio	72.3%	56.5%	108.3%	72.7%	68.1%	79.4%	59.9%	67.0%	75.4%		34.8%	67.3%

Appendix 2

Split of former WCS over Global Clients, regions and Group Functions

FY 2005
(EUR mln)	Global Clients	Europe	NL	NA	LA	Asia	GF	Former WCS

Operating income	2,279	1,073	582	421	88	630	268	5,341
Operating expenses	1,764	1,164	513	364	118	606	170	4,699
Operating result	515	(91)	69	57	(30)	24	98	642
Provision for loan losses	(50)	(37)	(5)	(108)	(15)	(27)	1	(241)
Operating result before taxes	565	(54)	74	164	(15)	51	97	883
Taxes	80	42	22	(52)	26	44	16	178
Profit for the period	485	(96)	52	216	(41)	8	82	705
RWA	25.8	27.7	5.1	7.5	4.0	8.0	(1.1)	77.0
Efficiency ratio	77.4%	108.5%	88.1%	86.5%	134.1%	96.2%	63.4%	88.0%